SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of April 2015

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.

(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐  No  ☒

Annual General Meeting of Shareholders of Portugal Telecom, SGPS S.A.

29 may 2015

Proposal regarding item Six of the Agenda

Partial Amendment of the Articles of Association

Considering:

• The changes in the activity of Portugal Telecom, SGPS S.A. (“Company”); and,

• The advantages of adopting, within the scope of such new reality, the classic model of corporate governance, including a board of directors, a fiscal council and a statutory auditor;

The shareholders identified at the end hereof propose the Amendment of articles 1, 2, 4, 5, 7, 10, 11, 12, 13, 15, 16, 17, 18, 20, 23, 24, 26, 27, 28, 29 and 30 to 35 and the title of section IV of chapter III of the Company’s Articles of Association, as follows:

•                  Amend article one by changing its sole paragraph:

ARTICLE ONE

[…]

The company shall be a public limited company with the name of PHarol, SGPS S.A.

•                  Amend article two, paragraphs 1 and 2:

ARTICLE TWO

[…]

1.              The company’s registered offices shall be in Rua Carlos Alberto da Mota Pinto, 17, floor 7-A, 1070-313 Lisbon, and its duration shall be unlimited.

2.              By resolution of the Board of Directors, the Company may relocate its registered office to any location within the national territory and establish and maintain, at any location within or outside the national territory, agencies, delegations or any other form of representation.

•                  Amend article four, paragraphs 2 and 3:

ARTICLE FOUR

[…]

1.              […].

2.              The share capital is represented by eight hundred and ninety six million, five hundred and twelve thousand and five hundred shares, with par value of three Euro cents each.

3.              The Board of Directors may, with the favourable opinion of the Fiscal Council, increase the share capital, on one or more occasions, through capital contributions in cash up to Euro 15,000,000, after a resolution has been passed at the General Meeting of Shareholders fixing the parameters to which such share capital increase or increases shall be subject.

4.              […]

•                  Amend article five, by changing its title and sole paragraph:

ARTICLE FIVE

Share Classes

The Company has only common shares.

•                  Amend article seven, by removing its paragraph 2 and amending its sole paragraph:

ARTICLE SEVEN

[…]

In the event of an increase in share capital, based on the entry of fresh capital, current company shareholders at the time of the resolution shall enjoy preference over non shareholders in subscribing for new shares.

•                  Amend article ten by changing its sole paragraph:

ARTICLE TEN

[…]

The Corporate decision-making entities are the General Meeting of Shareholders, the Board of Directors, the Fiscal Council and the Statutory Auditor.

•                  Amend article eleven, paragraphs 1 and 3:

ARTICLE ELEVEN

[…]

1. Without prejudice to no. 3 of this article, members of the board of the General Meeting, the Board of Directors and the Fiscal Council as well the Statutory Auditor are elected for a three year period at the General Meeting, of Shareholders and may be re-elected, one or more times, in accordance with the applicable legal limitations.

2.              […].

3. The Statutory Auditor is elected at the General Meeting of Shareholders pursuant to a proposal of the Fiscal Council.

•                  Amend article twelve, paragraph 1, subparagraph b):

ARTICLE TWELVE

[…]

1. Shareholders are required:

a) […];

b) to notify the Board of Directors of the occurrence of any of the situations foreseen in article nine and in number eleven to article thirteen;

c) […];

d) […].

2. [...].

3. […]

4. […]

•                  Amend article thirteen, paragraph 5:

ARTICLE THIRTEEN

[…]

1.[…]

2.[…]

3.[…]

4.[…]

5. Each share shall correspond to one vote.

6.[…]

7.[…]

8.[…]

9.[…]

10.[…]

11.[…]

12.[…]

13.[…]

14.[…]

15.[…]

16.[…]

17.[…]

18.[…]

•                  Amend article fifteen, paragraph 1, subparagraphs a), b),d) and f):

ARTICLE FIFTEEN

[…]

1. The General Meeting of Shareholders is specifically responsible for:

a) a) Electing the board of the General Meeting of Shareholders, members of the Board of Directors and of the Fiscal Council as well as the Statutory Auditor;

b) Analyzing the report of the Board of Directors, discussing and voting on the balance sheet, the accounts, the opinion of the Fiscal Council and additional documentation legally required;

c) […]

d) Deciding on any alterations to the articles of association and share capital increases, in addition to any limit or suppression of preference rights and the fixing of the parameters for the share capital increases to be decided by the board of directors pursuant to the terms of article 4, numbers 3 and 4;

e) […]]

f) Deciding on the authorisation referred to in number one to article nine;

g) […]

h) […]

i) […]

j) […]

k) […]

2. […]

•                  Amend article sixteen, paragraphs 1 and 2:

ARTICLE SIXTEEN

[…]

1. The board of the General Meeting of Shareholders shall comprise its respective chairman and a secretary.

2. The General Meeting of Shareholders shall be convened and directed by the chairman of the board thereof or, in the event of his absence or inability to be present, by the secretary which shall invite a shareholder to serve as his secretary.

3. […]

4. […].

•                  Amend article seventeen by changing its sole paragraph:

ARTICLE SEVENTEEN

[…]

The General Meeting of Shareholders shall meet, at least once a year and whenever it shall be called by the Chairman of the Board of Directors, by the Fiscal Council or by shareholders representing at least two percent of the share capital.

•                  Amend article eighteen, paragraphs 1 and 3:

ARTICLE EIGHTEEN

[…]

1. The Board of Directors is composed by a minimum of nine and a maximum of eleven members.

2. […]

3. The chairman of the board of directors shall be chosen at the General Meeting of Shareholders in accordance with the terms of these articles of association. If the General Meeting of Shareholders does not elect or, having elected, the chairman of the board ends the mandate before the end of the period for which he was elected or appointed the members of the board of directors shall appoint the respective chairman.

•                  Amend article twenty, by changing its title, its paragraphs 1 and 2, intro ducing a new paragraph 3 and renumbering the following paragraphs, changing new paragraphs 4 and 8 and introducing new paragraphs 9 to 13:

ARTICLE TWENTY

Delegation of Powers

1.     The board of directors may delegate the running of the company’s day to day affairs to an executive committee comprising up to three members.

2.     Executive committee members shall be chosen by the board of directors from among its members.

3.     The board of directors may, as an alternative to the foregoing paragraphs, delegate the running of the company’s day to day affairs in one or more delegate directors pursuant to number three to article four hundred and seven of the Commercial Companies Code.

4.     The board of directors shall define, as applicable, the executive committee’s or delegate directors’ responsibilities in respect of the day to day running of the company’s affairs and shall delegate, when necessary, all of the competencies whose inclusion is not prohibited under the terms of article four hundred and seven of the Commercial Companies Code.

5.     The Chairman of the Executive Committee shall:

a)     Ensure that all the information regarding the activity and the resolutions of the Executive Committee is provided to the other members of the Board of Directors;

b)     Ensure the compliance with the limits on delegation, the Company’s strategy, and the duties of cooperation with the Chairman of the Board of Directors.

6.     The executive committee shall, in principle, operate in conformity with the regulations defined in articles twenty one, twenty two, twenty three and twenty four of the articles of association for the board of directors, without prejudice to the adaptations which the board of directors may decide to make in respect of such operation.

7.     The board of directors may authorise the executive committee to charge one or more of its members to deal with certain tasks and delegate the performance of several of the powers which have been delegated to it to one or more of its members.

8.     The resolutions of the Executive Committee shall be taken by majority of the expressed votes and the Chairman shall have a casting vote.

9.     The delegation of powers in certain members of the board of directors and/or the creation of an executive committee do not exclude other board members or the board of directors from having competence with respect to the delegated powers. The board of directors may approve resolutions on the same matters.

10.     If the board of directors appoints delegate directors it shall create, in the same board meeting that appoints them, one or more committees for permanently monitoring the delegated matters (“Monitoring Committee”).

11.     The creation of a Monitoring Committee shall be mandatory whenever the company appoints delegate directors.

12.     Each Monitoring Committee shall be composed by the delegate directors appointed by the board of directors and by at least two non executive members of the board of directors.

13.     The Monitoring Committee shall be responsible for:

a) Monitoring the company’s day to day affairs in the matters subject to delegation;

b) Liaison of the activity of the delegate directors with the board of directors and the fiscal council in order to ensure that the members of these corporate bodies receive all information regarding the activity of the delegate directors;

c) Ensure compliance with the delegation limits, the company’s strategy and the duties to cooperate with the board of directors.

•                  Amend article twenty three, paragraph 2:

ARTICLE TWENTY THREE

[…]

1. […]

2.              In the event of the Chairman’s absence or impairment and under the terms permitted by law, the Chairman shall be replaced by the member of the Board of Directors indicated by him for the purpose in question [or, in the absence of indication, by the member of the board of directors who has been acting in such capacity longer].

•                  Amend article twenty four, paragraph 1:

ARTICLE TWENTY FOUR

[…]

1. The Board of Directors schedules its ordinary meetings dates or its frequency, which shall be, at least, once every three months of each year, and shall meet in extraordinary sessions whenever convened by its Chairman, two Directors, or the Fiscal Council.

2. […]

3. […]

4.[…]

•                  Amend article twenty six, paragraph 1, subparagraph a), delete subparagraph b) and consequently renumber paragraph c):

ARTICLE TWENTY SIX

[…]

1.              The company shall be bound:

a) By the signatures of two members of the board of directors, one of whom shall be the chairman of the board of directors, chairman of the executive committee or one of the delegate directors;

b) By the signature of the appointed proxies, subject to the scope and in accordance with the terms of the corresponding mandate.

2.              […]

3.              […]

4.              […]

•                  Amend the title of section IV of chapter III:

SECTION IV

FISCAL COUNCIL

•                  Amend article twenty seven, paragraphs 1, 2 and 3 and delete paragraph 4:

ARTICLE TWENTY SEVEN

[…]

1.              A Fiscal Council, consisting of three effective members, one of them being its Chairman, and an alternate member, all elected at the General Meeting of Shareholders, is responsible for the supervision of Company’s activity.

2.              The Chairman of the Fiscal Council will be elected at the General Meeting of Shareholders pursuant to these Articles of Association.

3.              The members of the Fiscal Council shall comply with the requirements on incompatibilities, independence and expertise arising from the law and regulations as well as from other relevant binding market rules.

•                  Amend article twenty eight, paragraph 1, sub paragraph h) and paragraph 2:

ARTICLE TWENTY EIGHT

[…]

1.              In addition to the competencies established in law and in other provisions of this Articles of Association, the Fiscal Council has the following competencies:

a)             […];

b)             […];

c)              […];

d)             […];

e)              […];

f)               […];

g)              […];

h)             To resolve any disagreements between the board of directors and the Independent Auditors referred to in the previous paragraph, with respect to financial information to be included in the financial statements to be reported to the competent authorities as well as with respect to the audit report process;

i)                 […];

j)                 […].

2.              The Independent Auditors referred in the previous number shall report to and be subject to the direct and exclusive oversight of the Fiscal Council, who shall annually obtain and review an audit report with the Independent Auditors.

•                  Amend article twenty nine, paragraphs 1 to 5:

ARTICLE TWENTY NINE

[…]

1.              The Fiscal Council shall schedule its meetings, at least, once every three months of each financial year, at the time and place determined by its Chairman, without prejudice of additional meetings being convened by the Chairman or at request of the majority of its members.

2.              The Fiscal Council shall not meet without the attendance of the majority of its members, provided that the Chairman may, in cases of recognized urgency or justified impossibility, permit such meeting without the attendance of such majority if it is assured by vote, by correspondence or by proxy, according to the terms established in the following numbered paragraph.

3.              Voting rights can be exercised by correspondence or proxy, provided however each member does not act on behalf of more than one Fiscal Council member.

4.              The resolutions of the Fiscal Council shall be adopted by the majority of votes cast and its Chairman has a casting vote.

5.              The resolutions adopted during the Fiscal Council’s meetings, as well as its members’ voting statements shall be recorded in minutes prepared for such purpose, which shall be signed by all members of the Fiscal Council participating in the meetings, all having the prerogative of summarizing their interventions to be mentioned in such minutes.

•                  Delete article thirty and consequently renumber the following articles:

ARTICLE THIRTY

Financial Resources

[Deleted]

•                  Renumber article thirty one and amend its paragraph 1:

ARTICLE THIRTY (after renumbering)

[…]

1. A statutory auditor or a statutory audit company, which may have a substitute, appointed at the General Meeting of Shareholders pursuant to proposal from the Fiscal Council, is responsible for the examining the Company’s accounts.

2. […].

•                  Renumber article thirty two:

ARTICLE THIRTY ONE (after renumbering)

[…]

1. […]

2. […]

•                  Renumber article thirty three:

ARTICLE THIRTY TWO (after renumbering)

[…]

1. […]

2. […]

•                  Renumber article thirty four:

ARTICLE THIRTY THREE (after renumbering)

[…]

1. […]

2. […]

•                  Delete article thirty five:

ARTICLE THIRTY FIVE

Resolutions of the Board of Directors

[Deleted]

The following annexes are attached to this proposal:

Annex I — Comparative version of the Articles of Association highlighting the proposed amendments;

Annex II — Clean version of the Articles of Association including the proposed amendments.

Lisbon, 30 April 2015

The Shareholders,

Novo Banco, S.A.

Francisco Ravara Cary	Jorge Freire Cardoso

RS Holding, SGPS, S.A.

Nuno Vasconcellos

Grupo Visabeira, SGPS, S.A.

João Manuel Pisco de Castro

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 30, 2015

PORTUGAL TELECOM, SGPS, S.A.

By:	/s/ Luis Sousa de Macedo
Luis Sousa de Macedo Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.